Exhibit 99.1

TD Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 5 (NVCC)

TORONTO - January 16, 2020 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 5 (Non-Viability Contingent Capital (NVCC)) (the “Series 5 Shares”) will be converted on January 31, 2020 into Non-Cumulative Floating Rate Preferred Shares, Series 6 (NVCC) (the “Series 6 Shares”) of TD.

During the conversion period, which ran from January 2, 2020 to January 16, 2020, 168,856 Series 5 Shares were tendered for conversion into Series 6 Shares, which is less than the minimum 1,000,000 shares required to give effect to the conversion, as described in the prospectus supplement for the Series 5 Shares dated December 9, 2014. As a result, no Series 6 Shares will be issued on January 31, 2020 and holders of Series 5 Shares will retain their Series 5 Shares.

The Series 5 Shares are currently listed on the Toronto Stock Exchange under the symbol TD.PF.C. As previously announced on January 2, 2020, the dividend rate for the Series 5 Shares for the 5 year period from and including January 31, 2020 to but excluding January 31, 2025 will be 3.876%.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by branches and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on October 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Julie Bellissimo, Manager, Media Relations, (416) 965-6050

Gillian Manning, Head of Investor Relations, (416) 308-9030